Exhibit (a)(16)
NEWS RELEASE:
June 20, 2007
OPENWAVE STOCKHOLDERS URGED TO TENDER ALL THEIR SHARES TODAY;
TENDERING ALL SHARES SENDS STRONGEST MESSAGE TO BOARD;
BOARD SHOULD NOT BLOCK TENDER CLOSING
New York, NY /PR Newswire/ Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, “Harbinger”) is sending the following message to stockholders in connection with its tender offer (the “Tender Offer”) for shares of common stock of Openwave Systems Inc. (“Openwave” or the “Company”) (NASDAQ: OPWV) and recent actions taken and statements made by Openwave.
Dear Fellow Stockholder:
Harbinger is writing to you today to remind you that the Tender Offer will only close if a sufficient number of shares are tendered by tomorrow and the current board then takes immediate action to satisfy the three conditions to the Tender Offer that are within their exclusive control. Specifically, tendering stockholders are sending the message that the current board must resign and appoint the Harbinger designees announced last week, redeem the poison pill, and waive the applicability of Section 203 of the Delaware General Corporation Law. Shares which are not tendered are effectively a vote in support of the current board.
Our Tender Offer expires tomorrow, Thursday, June 21, 2007. Harbinger may decide not to extend the Tender Offer, at the current price or any price, beyond tomorrow if insufficient shares are tendered or if the current board refuses to take the actions needed to allow the Tender Offer to promptly close. Harbinger has had a number of meetings and conversations with large stockholders and appreciates the indication by a number of you that you plan to tender all of your shares. However, if an insufficient number of shares are tendered, Harbinger will likely conclude that stockholders do not support the actions Harbinger has pursued at Openwave on behalf of all stockholders, and therefore we may choose not to continue to pursue change at Openwave. Indeed, after many months of trying to promote positive change at Openwave, if stockholders do not tender sufficient shares and the board does not permit the tender to close, we will likely sell our shares in the Company due to our lack of confidence in the current board.
Harbinger, like virtually every stockholder with whom we have spoken during the past few weeks, is profoundly dissatisfied with the performance of the current board and believes real change must soon be implemented at Openwave to avoid further deterioration in our investment. Harbinger and its board nominees have proposed various ideas since late last year in an effort to improve the Company’s performance. However, the current board has pursued what we see as a cynical effort to convince stockholders to allow the current board to continue its failed leadership of Openwave and retain their board seats. The current board has oddly chosen to adopt most of the changes that Harbinger has proposed, while at the same time publicly and unambiguously disparaging Harbinger’s plans for the Company as being unachievable and not in the best interests of Openwave. Harbinger believes that stockholders cannot rely on the current board members to implement these necessary changes since they only adopted the changes reluctantly in response to the threat of losing their jobs as board members. Simply put, we believe the current board’s standalone plan is too little too late, and the current board members cannot be relied upon to execute a plan they adopted only in a desperate effort to retain their board seats. Harbinger believes that stockholders, in deciding whether to tender, must decide whether they believe the new board proposed by Harbinger will be the right board to turn Openwave around or if instead the current failed board deserves stockholders’ support. We believe that unless Harbinger succeeds in the Tender Offer and continues as a stockholder, this current board will fail to implement any real or effective change at Openwave.
The best examples of initiatives that were proposed by Harbinger and initially dismissed by the current board, then later adopted by the current board members in an effort to keep their seats are: (i) a large stock buyback and a large special dividend, (ii) plans to increase efficiencies and reduce costs at certain business units, (iii) plans to explore its asset and business divestiture options, (iv) plans to increase the number and quality of directors on its board, and (v) replacing their Chief Executive Officer.
Importantly, however, Harbinger has never advocated selling a valuable company like Openwave at this difficult time in its history, given that we and other stockholders would likely not receive fair value for our shares in a sale at this time. However, the current board made an ill advised attempt to do so a few months ago and then failed to turn up a single offer at any price. We think this demonstrates the appeal of our Tender Offer to stockholders, as well as our strategy to implement change at Openwave, which all stockholders can benefit from by continuing to own their pro rata share of publicly traded shares in Openwave.
We caution stockholders that if the Offer is not successful they will be relying on Openwave’s current management and board to execute and successfully implement the changes they have announced. Given their track record, we have absolutely no confidence in their ability to do so. They could very well go back to “business as usual” if the Tender Offer expires and is not consummated. Harbinger is not willing to take that risk on its investment.
We note that even before hearing the results of our Tender Offer, the current board has rushed to implement many aspects of their so called “standalone plan,” which they presumably adopted only recently after their effort to sell the Company failed. We want to emphasize our lack of confidence in the ability of Openwave’s current board and management to quickly develop and properly execute on any of the components of such a complex plan. Many aspects of this new plan, as they are being rushed to implementation prior to the expiration of the Tender Offer tomorrow, could make it impossible for Harbinger’s proposed new board and management team to turn Openwave around unless the current board allows the Tender Offer to close promptly. In that case, we might not extend our Tender Offer beyond tomorrow and we may chose to sell our shares rather than continue as stockholders under the current board.
Openwave’s current board and management have repeatedly demonstrated their inability to accomplish plans that they have communicated to the market, and we have no reason to believe that this newly devised standalone plan will be any different. Past actions by the existing board and management include failure to meet stated product sales guidance, delays in development and deal flow, refusal to seat a director elected by stockholders, putting out misleading press releases about Harbinger and its proposals, and even putting the Company up for sale while it is struggling and then failing to obtain any offers. We believe these actions demonstrate an impressive commitment by this board to ignore stockholders and harm stockholder value. Furthermore, we believe that the recently announced standalone plan may actually harm the long term prospects of the Company. Accordingly, we believe that the standalone plan is not in the best interests of the Company and that our plans for the Company, as outlined in the Tender Offer documents, are substantially superior to the standalone plan.
We also regretfully note that Openwave’s brand new CEO has continued the pattern of responding to Harbinger initiatives with statements that are misleading and not based on anything Harbinger has said or intends to do. In an email to employees which was filed with the SEC yesterday, the new CEO sent the misleading and provocative message to employees and customers that Harbinger intended to sell all of Openwave’s businesses except Messaging. This simplistic analysis of our proposals is an indication that the new CEO either did not read our proposals or was unable to understand them. Our intention is to position Openwave as a leader in the growing converged messaging market through the integration of its existing product portfolio and BridgePort Networks’ complementary solution. We do not intend to, and have never said we intend to, sell all other products. We have carefully crafted our plan with industry experts, including many well respected Openwave veterans that created tremendous value at Openwave in the past. The plans reflect a deep understanding of current customer demands as well as the expanded market which the combined offering will address. Our plans will allow the Openwave sales force to expand and streamline its current customer offering, and the addition of BridgePort Networks’ applications will raise, not limit, the value of Openwave’s customer relationships. We have consistently communicated our belief that a streamlined and focused core product offering, enhanced by a services offering that directly supports core product sales, will more successfully generate improving sales and margins. We have consistently stated that a properly aligned cost structure would improve profitability without sacrificing core R&D investments. Most importantly, we have consistently stated that it is necessary to make fundamental changes at Openwave from the top — and have repeatedly communicated our belief that the addition of industry experts with extensive operational and managerial experience to Openwave’s board will allow Openwave to address the issues that it faces and effectively implement a turnaround plan. As stated previously, we have serious doubts about the current board and management’s judgment regarding their standalone plan and their ability to execute this plan.
Lastly, we find it incredible that, for almost a year, Openwave has been saying that it will expand the size of its board, but it has yet to do anything to follow through on this promise. The board has either chosen not to add qualified candidates, or has failed to attract any candidate willing to serve along side the current failed board. The current board has not provided a single name of a new board member candidate in the last year. By contrast, we have described in detail for stockholders a slate of highly qualified and experienced candidates as our nominees for the new board, each of whom are ready and willing to serve stockholders if the Tender Offer succeeds, and who are passionate about Openwave’s future and its prospects for a turnaround. Our new board would be in place immediately following consummation of the Offer.
It has been a pleasure speaking and meeting with you over the past several months and we look forward to working together to increase stockholder value at Openwave. We encourage all Openwave stockholders to tender all of their shares to ensure that the minimum condition of 40,389,560 shares is satisfied because, as we have previously noted, we believe that a tender of 100% of the eligible shares would lead to the best result for all stockholders and continued ownership by each stockholder of their pro rata share of the outstanding shares. We also urge the current board to act quickly to follow the stockholders wishes by taking the action necessary to satisfy that conditions to the Tender Offer that are within its exclusive control, because unless they do so we will not be able to successfully complete the Tender Offer even if a sufficient number of shares are tendered.
Sincerely,
Howard Kagan
Managing Director
Harbinger Capital Partners

IMPORTANT INFORMATION
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any tender offer will be made only through an offer to purchase and related materials. In connection with the tender offer, Harbinger has filed a Tender Offer Statement on Schedule TO (containing an offer to purchase (as amended from time to time, the “Offer to Purchase”), a letter of transmittal and related materials) with the Securities and Exchange Commission on May 22, 2007. Investors and security holders of Openwave are advised to read the Schedule TO (as may be amended from time to time), the Offer to Purchase and other disclosure materials (collectively, the “Disclosure Materials”), when they are filed and become available, because these materials will contain important information. You should consider the information contained in the Disclosure Materials before making any decision about the tender offer or whether to tender your shares. Investors and security holders may obtain a free copy of the Disclosure Materials as well as any documents filed by Openwave with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The Disclosure Materials may also be obtained from the information agent for the tender offer at no cost after the tender offer is commenced.
CAUTIONARY STATEMENTS
This press release contains “forward-looking statements”. Forward-looking statements made in this release are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects”, “intends”, “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the Offer and our plans with respect to Openwave, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Openwave, economic and market factors and the industry in which Openwave does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Harbinger believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this press release. These statements are not guarantees of future performance. All forward-looking statements included in this press release are made as of the date hereof and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.
For further information contact:
John W. McCullough
Vice President and Associate General Counsel
Harbert Management Corporation
Telephone: (205) 987-5576
E-mail: Jmccullough@harbert.net
or
John Dooley
Taylor Rafferty
Telephone: (212) 889-4350
Email: harbinger@taylor-rafferty.com